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                                                                     EXHIBIT 1.1

For Immediate Release - January 30, 1996

For more information, financial community please contact Karla Kimrey, Manager
- Investor Relations at 303-763-3489; media please contact Len Edgerly, Corporate Communications at 303-763-3371.



     K N ENERGY TO DEVELOP MAJOR PIPELINE FROM THE ROCKIES TO THE MIDWEST


         LAKEWOOD, CO - K N Energy, Inc. (NYSE-KNE) announced today that it has reached an agreement to acquire a major midwest crude oil pipeline owned by Amoco Pipeline Company. K N plans to convert the pipeline for transmission of natural gas from supply-rich Wyoming to Midwest markets. The 850-mile pipeline extends from Riverton, Wyoming, southeast through portions of Nebraska, Colorado and Kansas, entering Missouri just south of Kansas City.

         The total net cost of the project, including the purchase price and costs to convert the pipeline to natural gas service during the next nine to twelve months, is expected to be less than $150 million. K N Energy anticipates closing the purchase transaction by the end of the second quarter 1996.

         Pipeline conversion and construction of new facilities is expected to begin immediately thereafter, and the pipeline is expected to be in gas service by early 1997. The new pipeline currently is subject to jurisdiction by the Federal Energy Regulatory Commission which will regulate the rates, terms and conditions of service of the facilities in gas service.

         The initial design capacity of 200,000 million British Thermal Units (MMBtu) may be expanded to 300,000 MMBtu with additional compression. The pipeline will access more than 5.7 trillion cubic feet (Tcf) of natural gas reserves in the Wind River Basin of central Wyoming and other producing areas in Wyoming. Natural gas available for sale in central Wyoming far exceeds current pipeline capacity in the area, and additional drilling projects are being planned by various producers.

         "K N's strategy in the Rocky Mountain region has been to pursue opportunities that help unlock the substantial gas supply basins in this region," said Larry D. Hall, President and Chief Executive Officer of K N Energy. "This pipeline conversion project gives K N Energy an unprecedented opportunity to provide cost-effective competition to serve market needs within and beyond the Company's current service territory. This major addition to the national interstate gas pipeline grid will provide our existing customers and potential upstream and downstream customers with new opportunities."



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         "Furthermore, this acquisition reflects K N Energy's ongoing strategy to balance regulated pipeline projects with the corresponding potential for greater returns from other unregulated business segments that interface with the pipeline assets. K N Energy is committed to providing services all along the route of this new natural gas pipeline connection to the Midwest," Hall said.

         On January 24th, K N announced plans for an expansion of its existing Wyoming natural gas pipeline capacity. That project, which will accommodate an additional 47,500 MMBtu per day, is a natural fit with the Amoco pipeline agreement and will be pursued concurrent to it.

         K N Energy is currently evaluating financing alternatives which may include a combination of long-term debt and equity. The transaction is subject to Board of Directors approval.

         K N Energy is an integrated natural gas services company with operations in eight states. The services provided include gas gathering, processing, marketing, storage, transportation and retail gas distribution services. K N Energy has annual sales exceeding $1 billion and assets of approximately $1.2 billion.


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